

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2012

Via E-Mail
Ms. Sharon E. Birkett
Chief Financial and Accounting Officer
Multi-Color Corporation
4053 Clough Woods Drive
Batavia, Ohio 45103

> **Re:** **Multi-Color Corporation**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed June 14, 2012**
> **Form 10-Q for the quarter ended June 30, 2012**
> **Filed August 9, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 22, 2012**
> **File No. 000-16148**

Dear Ms. Birkett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated as in comments 7, 8 and 9 below) and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 27

1. We note your disclosure of your exposure to foreign currency exchange risk. Please revise to disclose quantitative information about the nature of this risk using one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Note 3. Acquisitions, page 39

2. We note that in connection with your acquisitions during FY 2011 and FY 2012, you
    recorded $103,412 of intangible assets related to customer relationships and assigned the
    majority of those amounts useful lives of 18-20 years. Please tell us how you determined
    or calculated the fair values of these intangible assets. Also, please tell us how you
    determined that a useful life of 18-20 years is appropriate for these customer
    relationships. As part of your response, please tell us how you determined the period of
    time over which these assets would continue to generate cash flows to the Company.

Note 8. Debt, page 47

3. We note your disclosure that you incurred $8,562 of debt issuance costs related to the
    debt modification which are being deferred and amortized over the life of the amended
    Credit Facility and in conjunction with the modification to your debt in the third
    amendment to the Credit Facility, you recorded a charge to interest expense of $490 to
    write-off certain deferred financing fees. Please tell us how you accounted for these debt
    modifications in accordance with the guidance in ASC 470-50-40. As part of your
    response and your revised disclosure, please explain how you determined the debt
    issuance costs that are being deferred and amortized as well as the amount of the charge
    to interest expense to write-off certain deferred financing fees in connection with the
    modification.

Note 22. Quarterly Data (Unaudited), page 59

4. We note your disclosure that fiscal 2012 results include a charge of $1,182 related to the
    consolidation of the Kansas City, Missouri facility into other existing facilities, and
    results also include $5,608 of integration expenses related to the acquisition of York.
    Please revise to specifically disclose the quarter in which any unusual or significant
    special charges took place during each period presented.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Note 12. Goodwill and Intangible Assets, page 19

5. We note from the analysis of changes in goodwill during the quarter ended June 30,
    2012, that the Company recognized an adjustment to goodwill recognized in connection
    with the York acquisition of $622,000 during the period. Please tell us and revise the
    notes to the financial statements to explain the nature and timing of the facts or
    circumstances that resulted in this adjustment to goodwill associated with the York
    acquisition during the period.

Report on Form 8-K dated August 7, 2012

6. We note from the press release included as an exhibit to your report on Form 8-K that you disclose various non-GAAP measures including adjusted net income attributable to Multi-Color Corporation, adjusted gross profit, adjusted operating income, and adjusted SG&A expenses. In addition to providing a reconciliation of these non-GAAP measures to most comparable GAAP measure, please revise to also disclose why management believes presentation of each of these non-GAAP measures is meaningful and useful to investors.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Bonus Compensation, page 35

7. Please refer to comment 11 in our letter to you dated March 26, 2010 and your response thereto dated August 9, 2010. In your response, you indicated that you would include quantitative information about performance targets related to your annual incentive bonuses in your future filings. However, it does not appear that you have provided such information for your annual bonuses for the 2012 fiscal year. Please amend Item 11 of your Form 10-K to provide quantitative information about the targets against which you measured the performance of your named executive officers in order to determine actual bonus amounts paid, including targets related to operating profit and any other metrics utilized for the 2012 fiscal year. Please also disclose the actual results achieved as compared to the performance targets and how the actual performance resulted in a particular annual bonus amount.

Summary Compensation Table, page 38

8. We note that you have only included information in this section and your compensation discussion and analysis regarding two named executive officers. Please provide us the basis supporting your conclusion that you did not have any other named executive officers for the 2012 fiscal year. We note, in particular, that you identify various Vice Presidents and divisional Presidents in your most recent annual report. Refer to Item 402(a)(3) of Regulation S-K and Exchange Act Rule 3b-7.

9. We note that you have included the annual incentive bonus awards in the "Bonus" column of this table. Please revise to include these amounts in the "Non-Equity Incentive Plan Compensation" column or explain why you believe inclusion in the "Bonus" column is appropriate. Please also revise your Grants of Plan-Based Awards table to include the required information related to these non-equity incentive plan awards. Refer to Items 402(c)(2)(vii) and (d)(2)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or Justin Dobbie at (202) 551-3469 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief